                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  FORM 10-C

               REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
               INTER-DEALER QUOTATION SYSTEM FILED PURSUANT TO
              SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT
                OF 1934 AND RULES 13A-17 AND 15D-17 THEREUNDER

                          REPUBLIC INDUSTRIES, INC.
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                (Exact Name of Issuer as Specified in Charter)

         450 East Las Olas Blvd., Ste. 1200, Ft. Lauderdale, FL 33301
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                   (Address of Principal Executive Offices)

                                (954) 713-5200
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               (Issuer's Telephone Number, Including Area Code)

                  I.  CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change(increase or decrease) of five percent or more in the number of shares outstanding:

1.  Title of Security   Common Stock, $0.01 par value
                        -----------------------------
2.  Number of shares outstanding before the change  180,396,074
                                                    -----------
3.  Number of shares outstanding after the change   259,829,523
                                                    -----------
4.  Effective date of change  Through December 30, 1996
                              -------------------------
5.  Method of change:

Specify method(such as merger, acquisition, exchange, distribution, stock split, revenue split, acquisition of stock for treasury, etc.)
Mergers, acquisitions, option and warrant exercises - see attached schedule
--------------------------------------------------------------------------------
Give brief description of transaction  see attached schedule
                                       ---------------------
                         II. CHANGE IN NAME OF ISSUER

1.  Name prior to change
                         -------------------------------------
2.  Name after change
                     -----------------------------------------
3.  Effective date or charter amendment changing name
                                                     ---------
4.  Date of shareholder approval of change, if required
                                                       -------

Date January 24, 1997          /s/ Richard L. Handley
     ----------------          ----------------------
                               (Officer's Signature and Title)
                               Richard L. Handley, Senior Vice President,
                               General Counsel and Secretary
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                           ATTACHMENT TO FORM 10-C

                          REPUBLIC INDUSTRIES, INC.
                   SCHEDULE OF CHANGE IN SHARES OUTSTANDING


Date                Number of Shares    Method and Description of Transaction
----                ----------------    -------------------------------------
May 28, 1996           180,396,074      Shares Outstanding

May 29                     591,676      Merger of Forest Security Systems, Inc.

Month of May                 5,240      Exercise of Options/Warrants to purchase Common Stock

May 31                      34,675      Acquisition of the Assets of Abe Sposeep & Sons

May 31                     382,016      Merger of Design Graphic, Inc.

May 31                   1,426,358      Merger of M-G Disposal Service, Inc.

May 31                      24,570      Acquisition of the Assets of American Resource Management

May 31                     687,756      Merger of Hyder Waste Container, Inc.

June 3                     336,008      Acquisition of the Assets of Angelus Hudson

Month of June              217,160      Option/Warrant Exercise

June 14                      9,486      Acquisition of the Assets of American Outdoor Media, Inc.

June 17                      9,636      Acquisition of the Assets of David L. Holwadel

June 17                     50,000      Acquisition of the Assets of Shred-All, Inc.

June 25                     17,319      Acquisition of the Assets of Scott Alarm of Tampa, Inc.

June 26                     40,223      Acquisition of the Assets of Aressco, Inc.

June 26                     50,320      Acquisition of the Assets of Associated Security Corporation of America

June 27                    882,495      Merger of Charter Waste Management Corporation

June 28                    135,752      Merger of Burgess Refuse Removal Service, Inc.

Month of July              387,360      Option/Warrant Exercise

July 18                     99,999      Merger of ECO Services of S.C., Inc.

August 1                 3,878,760      Acquisition of the Assets of Car Choice, Inc.

August 1                   368,239      Acquisition of the Assets of A&G Disposal Services, Inc.

August 2                   130,484      Merger of Sunbelt Waste Services, Inc.

August 6                    63,425      Acquisition of the Assets of Metro Disposal Services, Inc. and Slade Environmental
                                        Services, Inc.

August 7                    77,406      Acquisition of the Assets of Hilton Head Disposal, Inc.

Month of August             33,000      Option/Warrant Exercise

Month of September         243,881      Option/Warrant Exercise

October 18                 177,778      Merger of Suburban Disposal Services, Inc.

Month of October           865,825      Option and Warrants

November 8              12,079,915      Private Placement

Month of November        1,738,752      Options and Warrants

November 20              1,079,132      Merger of Rainbow Industries, Inc.

November 25                 80,227      Merger of Triple C Disposal Service, Inc.

November 25             22,572,180      Merger of Alamo Rent-A-Car, Inc.

November 26                850,000      Merger of Meyer Waste Systems, Inc.

November 26                343,056      Acquisition of the Assets of Acadiana Alarm Systems, Inc.

November 26                613,772      Merger of Monarch Environmental, Inc.

November 26              1,063,308      Merger of Bell Dodge, Inc.

December 19             14,616,598      Exchange Addington Resources, Inc.

December 30             12,470,367      Exchange Continental Waste Industries, Inc.

Month of December          250,626      Option and Warrants

Outstanding total      259,829,523